Filed by The Nasdaq Stock Market,
Inc. pursuant to Rule 425 under
the Securities Act of 1933, as
amended, and deemed
filed pursuant to Rule 14a-12
under the Securities Exchange Act
of 1934, as amended.

Subject Company: OMX AB

(Commission File No. 132-02618)

Transcript of Analyst Call

NASDAQ

Moderator: Vince Palmiere

September 20, 2007

7:00 a.m. CT

Operator: Good morning and thank you for joining the NASDAQ analyst conference call. All participants will be in listen only mode until the question and answer section. To ask a question please press star one.

Today’s conference is being recorded; if you have any objections, please disconnect at this time.

And now I’d like to introduce you to your host today Mr. Vince Palmiere, Vice President of Investor Relations. Please go ahead.

Vince Palmiere: Thank you operator. Good morning everyone and thanks for joining us today. On the line are Bob Greifield, President and Chief Executor Officer, and David Warren, Chief Financial Officer.

If you haven’t done so already, you can access the press release on NASDAQ’s investor relations website and NASDAQ’s newsroom website on NASDAQ.com. Following Bob’s remarks we’ll open up the line for Q & A.

I do want to emphasize that this call is only scheduled for 45 minutes and we may limit the number of questions that we can take. If you have any call questions, you can always give me a call afterwards at 212-401-8742.

Before we begin, I would like to remind you that certain statements and the prepared presentation and during subsequent Q & A may relate the future events and expectations, and as such constitute forward looking statements within the meaning of the private securities litigation reform act in 1995. I urge you to read the full disclosure statement concerning such forward looking statements, and our press release, and other factors detailed in the company’s form 10K and periodical reports filed with the FCC.

And with that, I’ll turn it over to Bob.

Bob Greifield: Thank you, Vince. In the short time that we have together, I will make my comments brief and get to your questions as soon as possible. The first thing I would say is this transaction is essentially a triple win for NASDAQ. One is we increased the certainty around the OMX transaction. Two is we have an exciting new opportunity in the emerging markets in our partnership with DIFX. Three, we’re extremely pleased with our ability to; basically, strengthen our balance sheet with the liquidation of the LSE stake.

On the first part with respect to the OMX transaction I think it’s very important to note that the transaction in place today will return to our investors essentially what we had envisioned back on May 25th. This transaction has ((inaudible)) to buy into NASDAQ an imputed price over $40 per share.

With respect to the story behind how we got together, it became apparent that after initial conversations that our interest in OMX was in fact, a parallel and did not intersect. Our interest in OMX is about bringing US investors, US liquidity providers to the Nordic marketplace, bringing technology efficiencies to the Nordic marketplace, and then using OMX as a platform to compete in the post MIFID world that will exist in Europe, and we certainly intend to have success in Europe like we’ve had competing against (NYSE) in the United States.

Our interest was to really take a leadership role in emerging markets to build an efficient capital market system. With this series of transactions we are in a position to accomplish both objectives and we are certainly excited about both opportunities. We certainly see tremendous opportunity with the merging markets both from a technology sales point of view and from a joint venture point of view with various markets around the planet.

So with one transaction or a related series of transactions with one party we’ve accomplished the diversification of our business model both from a product point of view and from a geography point of view. We’ll represent the only exchange grouping that really competes quite effectively across both in the North American-European emerging market time zones.

So with that, I’ll wrap up the prepared comments and look forward to taking your questions.

Operator: Thank you. Today’s question and answer session will be conducted electronically. If you would like to ask a question, please press star one on your telephone key pad at this time. If you are using a speakerphone, please make sure that your mute function is turned off to allow your signal to reach our equipment. Again, that is star one for questions and we’ll pause for just a moment to allow everyone a chance to signal.

We first have Roger Freeman with Lehman Brothers.

Alex Graham: Alex Graham for Roger; how are you, Bob?

Bob Greifeld: Pretty good. Roger, I hope you accept our apologies for missing your conference and you probably now understand why we had to.

Alex Graham: I will pass that on. Alright, first off can you talk a little bit about the strategic discussion that you have with the Dubai people in terms of where do you want to take this relationship longer term if it relates to, perhaps, looking at other assets in Europe and Asia in the emerging markets and what their plans are?

Bob Greifeld: I would say this, Roger, our message is consistent. We have put out in front of our investors, our customers now, a tall task for us to accomplish. One is the OMX transaction represents great opportunity. We clearly intend to under promise and over deliver and we could only do that with a maniacal focus on execution of that business plan. So, that’s what we’ll be about, and now we’ve expanded the mission because we’re saying we’ve got great opportunities in emerging markets. You have the relationships that Dubai has in those markets, you have the technology that ourselves and OMX bring to bear, and obviously the market the regulatory know how.

So, those are a lot of things that we have on our plate and that’s what we’ll focus on. And that will also happen simultaneously with the continued execution of our US base strategy. So, I think that’s enough for us to handle and enough for our investors to process with respect to what that means for our financial results.

Alex Graham: OK, and then can you maybe give a little more detail about the DIFX relationship? I think you said you made an investment, but there wasn’t that much detail. Can you maybe elaborate how big the stake is, what you paid for it, and what the plans are around that?

Bob Greifeld: Yes, the joint venture DIFX?

Alex Graham: Correct.

Bob Greifeld: Yes, we would be a third owner. We haven’t yet publicized what the investment will be, that will be coming out in due course. But as I said, when you look at that region it’s a high growth region, there is tremendous opportunity there, we appreciate what DIFX has set up where they have basically a zone which has an international governance footprint of zero taxation and is built around building the capital markets. Many of the global investment banks have already located there. So, we see this as a perfect opportunity to, one, build the listings business around DIFX, and also to set up different alliances, joint ventures with different firms, or different countries, different exchanges from that region that can benefit from the collective expertise of the combined organization. So, high growth area, high return possibilities, and we think the collective team is uniquely positioned to take a leadership role in that region of the world.

Alex Graham: OK, thanks. And lastly, and then I’ll jump back into queue. But it seems like over the last few weeks you’ve been, obviously traveling a lot in Europe and around the world. Can you maybe comment on if you met with Qatar at all, because they obviously seem to have had an interest as well? If you did, what kind of discussions did you have with them?

Bob Greifeld: We have not been with Qatar, but we did run a process with respect to the LSE stake and there were numerous bidders and it would be fair to guess that Qatar was one of those bidders.

Alex Graham: Alright, thank you.

Operator: We go next to Rich Repetto with Sandler O’Neill.

Rich Repetto: Congrats Bob.

Bob Greifeld: How you doing there Rich?

Rich Repetto: Doing OK. I guess the first question, Bob, is you announced the transaction; I’m just trying to get the due diligence on the regulator side, because it has a number of moving parts. What has been prepped with the regulators?

Bob Greifeld: Well we have spoken to certain of the regulators certain of the policy makers before the announcement of the transaction. I think it’s important to focus on two aspects of this transaction. One is the SEC has put together a structure for NASDAQ that basically is a prelude to taking an investment such as this with Dubai and that independence of your economic interests you’re limited to a five percent voting right. So, I think at the end of the day that is a dominant fact.

The second dominant fact is that this transaction is good for the US; it certainly strengthens NASDAQ as a global player in the global consolidation. You can feel the shifting of the gravity of the global financial markets towards the NASDAQ as we basically launch this combined enterprise. So, I think those two facts will, at the end of the day; carry us through the approval process.

Rich Repetto: And I know you eluded a little bit in this press release, Bob, but the proceeds from the LSC stake, you know, to pay down debt, so all the accretion, again it’s 28 percent you got a little bit left over. But all the accretion that you originally announced at $.30 to $.35 is still intact and you would reiterate all that guidance I would assume.

David Warren: Yes, that was our estimate of the improvement for 2008; stand alone and we would reiterate that.

Rich Repetto: And I guess the very last thing is the discussions you put this the all in price that Dubai factored in the sort of three way transaction was 41. I’m just trying to get a little bit on the background of the negotiations to get to that number considerably higher than market price anyway.

Bob Greifeld: Well I think you’d look to my other comments by saying that this transaction with OMX presents a similar accretion profile to the one that we announced in May 25th. So, you could assume that that was our negotiating position, that we wanted to be in the same place with our investors as we were and reverse engineering from there gets you to the $40 stock price.

David Warren: As we said, and just to say it again, Rich, as we said in the release it’s the OMX consideration is the same and we’re still offering the same number of shares and the same amount of cash, so you got to do the math on the shares.

Rich Repetto: OK. And I lied, one more last follow up. In the release, you might have just mentioned this I think, is about the stand still provisions in regards to the investment. Could you tell me the terms of that, how long that lasts?

Bob Greifeld: Well the basic term is they have a standstill at 19.9 for ten years, and they have a holding requirement of one year. There are a number of different conditions that can happen primarily based on our actions in the relationship that could release them from that standstill. And David, have we made them public in the release?

David Warren: No.

Bob Greifeld: OK, but they’ll come out in due time. The essence of it is it’s a ten year standstill.

Rich Repetto: OK. Congrats guys; I’ll get back in the queue as well.

Operator: We’ll go next to Ken Worthington with JP Morgan.

Ken Worthington: Hi, thank you for taking my question. I guess the first question is what regulatory approvals do you need? I see that ((inaudible)) is already out saying that the deal kind of raises national security questions, he referred to the US involvement in Dubai ports, etc. So, to what extent can nationalism and national security kill this transaction?

Bob Greifeld: I would start by saying it’s our job to communicate to the various policy makers, politicians about this transaction and certainly focus on the fact that it is not a transaction we’re selling operational control and it’s a minority investment which is severely restricted with respect to voting rights. So, those are the facts around that, we will voluntarily submit to a CFIUS review, and we’re optimistic that will go according to plan. And certainly that’s a good process, because it validates the approach. But we recognize it that it is fundamentally up to us to explain to everybody involved, all the stake holders how this is good for New York, and for the US.

Ken Worthington: I guess my second question, there are a number of moving parts transaction more so than was announced way back in May, is it correct to assume that the aggregate accretion is the same as it was before and if so can you walk us through the accretion or dilution from each of the moving parts just to help me understand how to move the model around?

Bob Greifeld: You have the unlocking the value with respect to the LSE shares is a $.30 to $.35 cent benefit to 2008 stand-alone earnings. And then the transaction itself is not changing with respect to the consideration we’re paying, we’re still paying the same amount of cash and it’s still the same amount of shares in. And we’ve also I think in the intervening time we’ve been moving ahead with integration planning. So, we are developing more insights into the achievements of the synergies and still continue to feel very confident about those. So, the moving part is really there’s another moving part which is the improvement to outlook through the sale of the LSE Stake and then the economics of the OMX transaction remain as they were when we announced the deal back in May.

Ken Worthington: OK, thank you very much.

Operator: We’ll go next to Mike Vinciquerra with BML Capital Markets.

Mike Vinciquerra: Thank you, good morning. Could you just clarify, I know you have some of the dates in the release, but could you just clarify when each of these pieces is expected to happen. For instance, the LSE stake sale, when do we consider that to be completed, when you can start paying down the debt and buy back shares, that type of thing?

Bob Greifeld: Those transactions expected to close prior to the end of the third quarter with respect to our receiving proceeds and paying off the debt. The other actions we take with respect to repurchasing shares would follow, but those would be the actions that would occur immediately.

Mike Vinciquerra: OK and the rest of this is just going to be some regulatory approvals needed before so the dates are uncertain?

Bob Greifeld: Yes, I think we could look towards the end of the year or in January, but again the dates aren’t certain and we carry on with the process.

Mike Vinciquerra: OK. And with the share repurchase I’m just curious, you got the standstill that you mentioned with Borse Dubai’s position if you start buying back stock obviously their position is going to rise unless, of course, you do that before they, I mean even if you bought before the transaction closes does it matter? Is their position going to go over 20 percent and therefore have any issues?

Bob Greifeld: No, it doesn’t go over 20 percent and as you know in the release there’s also the trust which holds shares in which they have an economic interest, so it’s between the two. So, there’s a 19.9 percent interest in NASDAQ that they hold out right, and then shares in the trust that they are, you know, that can be sold at a future date where they’re the beneficiary of that.

Mike Vinciquerra: So, if you guys reduce your overall share count wouldn’t it have the same impact as what your position in the LSE has been going up as they’ve been buying back shares?

Bob Greifeld: Yes, but that’s fine we are offering the same number of shares into the transaction that we said we were all along, and it’s really the interplay between the shares that they hold out right and the shares that are in the trust.

Mike Vinciquerra: OK, very good, I just wanted to clarify. Thank you guys.

Operator: We’ll go next to Daniel Harris with Goldman Sachs & Co.

Daniel Harris: Hi, good morning. I just wanted to go to the February 15, 2008, date that’s in the press release. Can you talk me through the sequence of the events that has to happen at that point and any potential slipping points, and then what the circumstances could be for that offer to be extended?

David Warren: Well, I think that the date that is in there was, obviously, negotiated so that we felt comfortable and kept the transactions completed in that time frame. What would occur with respect to an extension is just way too early to even speculate. We’re committed to getting this done, but the sequence is that we basically be working both transactions forward. They each have further work we need to do on agreements and then on approvals, but they’re expected to conclude by the end of the year as Bob said.

Bob Greifeld: Yes, I would say to ((inaudible)) on David’s point is the work that we’ve done, based upon on our May 25th bid is work that we’ll use going forward. The CFIUS review is new, we’re submitting to it voluntarily, but what’s encouraging is there is a set time frame that the government has to respond to for CFIUS, so it’s a 30 day, I’m not sure of the exact timing, but it’s like a 30 day clock and a 15 day response so it won’t take that long.

Daniel Harris: OK and I’m assuming there’s a share holder vote for ((inaudible)), do you know when that would be?

Bob Greifeld: No, we don’t have a date.

Daniel Harris: OK. Could you just remind me again, and this is just maybe David, how many shares actually that you guys own in LSE at this point?

David Warren: I don’t have a precise number, but we can probably get it to you. It’s approximately; I think it’s around four million. I’ll confirm the exact number.

Daniel Harris: OK and then just lastly going back to the accretion. I think in the prior discussions that we’ve had you said that 2009 was the time frame with more to come in 2010 on the accretion ((inaudible)). Is that still right, you don’t see anything in 2008?

Unidentified Male: I just want to say the deal with OMX hasn’t changed from the May 25 the announcement. The only thing we’re saying is that we’re more comfortable with the accretion numbers, so this transaction today is rightfully seen as the May 25th transaction plus, you know, plus the LSE stake sale, plus the joint venture with DIFX.

Daniel Harris: Great, congratulations guys.

Operator: We’ll go next to David Grossman with Thomas Weisel Partners.

David Grossman: Thanks. I may have missed this in the press release, but could you give a little more clarification of exactly what the status of the shares are that are going in the trust and what restrictions those shares may or may not have relative to the other shares that are being issued?

Bob Greifeld: The shares that are issued into the trust are a part of the total shares that are being issued, the 60.6 million shares being issued. And the division of that will be that Dubai will own shares outright at 19.9 percent of the ((inaudible)) ownership, and then the remaining shares will be in the trust. Those shares can be sold by the trustee and proceeds will go to Dubai. So, there’s no restrictions on the trust in terms of selling shares, it’s really just a place where shares can go that are part of the consideration and it’s just a mechanism for those shares to be sold to really any interested investor in the future.

David Grossman: Do they retain full voting rights?

Bob Greifeld: Thank you, that’s a very good question. The shares can vote, but provided with all other votes casts. So, they effectively don’t have any influence.

David Grossman: Maybe I misunderstood a comment earlier, but did you suggest actually that the integration planning process has been underway with OMX and if I heard that right could you give us an update of kind of what you see and based on the planning you’ve undertaken today?

Bob Greifeld: Sure, So, through this process and with the competing bid from Dubai the planning process did not slow down or stop. We had the board recommendations so the management team and the employees were free to work with us on the planning. I think I’ve said previously the org chart has been developed and has been published.

People understand exactly what their responsibilities will be in the combined enterprise and understand exactly what’s expected of them in 2008 with respect to revenue, and with respect to synergies. The technology people have spent time working with each other to come up with a unified technology plan for the combined organization, so it’s all been moving along, in a certain respect, a little too smoothly, but we’re happy to have that kind of situation.

David Grossman: How about from a technology prospect, Bob, can you give us any better insights into how that’s playing out and as you access their systems and your own systems?

Bob Greifeld: Definitely, and the teams have spent probably the most time together within the respective organizations, and we look at the technology at a couple of different layers at the hard core technical system layer. Those folks have spent a very good bit of time together. I think our coming close to the time where they’ll have a master plan that the application players will be built upon. The application teams are getting to know the respective systems, what the pluses and minuses are, where the overlaps are or are not, and starting to develop what the plan would be going forward. So, that’s just what’s happening everyday and we’re excited about it.

David Grossman: … Dubai coming into the equation here, is there any incremental, you know, kind of awkward synergies, if you will, on the cost side when you bring them into the equation or is that really irrelevant at this point?

Bob Greifeld: I think it’s not major, I think the opportunities are really on the revenue side both with the respect to the operation market. Right now OMX provides technology to DFM, but not DFX. I think you might have a chance to see that change in the future, and then they’ll be a provider to ride the wave of the success.

But more importantly, the joint venture will be looking for joint venture partners and one of its key values added will be the technology and the expertise with respect with ((inaudible)). So, we definitely think their knowledge of the market combined with our brand, OMX technology will make for a powerful driver of incremental revenue.

David Grossman: OK, and just one last question is what, David, do you know what the after tax proceeds, or the estimate of the after tax proceeds, would be from the sale of the LSE stake to Dubai?

David Warren: Yes, well you can do the math and I will say on that point that our taxes, as we said earlier back in August when we announced that we had retained advisors to explore this we felt at the time and still continue to feel that we have some deferred tax carry forwards that tax laws carry forward that we will apply to our taxes on this will be negligible. So, what we’ll net will be essentially pretty close to the gross and the gross will be approximately $1.6 billion.

David Grossman: Alright, well thanks very much and good luck.

Operator: We’ll go next to Jessica Younes with Dexia.

Jessica Younes: Yes, hello. I have a question on the sale of the LSE stake. I would like to know if there was a proper auction made for the sale and if you think you got the best price you could.

Bob Greifeld: You know we’re very happy with the proceeds, it’s certainly more than we could have reasonably expected going back a couple months ago and so, obviously, we are incredibly pleased with the process and the combined transactions that we’re putting on the table today, you know, with Dubai.

Jessica Younes: Yes, but I see the ((inaudible)) stock trading at 1624 and I see the price at which you sold the stake and I’m quite surprised as a share holder to see the difference. I just would like to know if the auction was an auction …

Bob Greifeld: I would say this, we have had the unique ability to make any move with respect to LSE and make their stock go higher, so clearly we created a separate dynamic as a result of trading our stock and we’re not displeased that we created that dynamic, as I said, we are happy with the auction process, we’re happy with the result of the auction process, we’re happy with the three transactions we’re putting on the table today, and we’re also happy that each and every one of these transactions stand alone as a very successful outcome for us and our investors.

Jessica Younes: OK, thank you. I have another question. In case there is another offer on the NASDAQ, is the deal with Dubai and OMX still holding on, or are you going to reconsider everything?

Bob Greifeld: I’m not sure I understand your questions. Is this a theoretical question I take it?

Jessica Younes: It’s a very theoretical question, yes.

Bob Greifeld: So there’s an offer that’s made for NASDAQ?

Jessica Younes: Yes.

Bob Greifeld: And if there’s an offer made then what, do our other offers apply?

Jessica Younes: Yes, I mean are you going to reconsider everything? Are you going to see what’s best for the shareholders accepting maybe a …

Bob Greifeld: Well I was prepared one theoretical, but a theoretical on top of a theoretical may get a little tough so, I would just say today is about the three transactions we’re announcing. There’s enough for most of us to digest within that, and we’d like to reserve our answers to those kinds of theoretical questions to another day.

Jessica Younes: OK, thank you.

Operator: We’ll go next to Charlie Sweat with Robeco.

Charlie Sweat: Hi, I had a question regarding the OMX and the LSE transaction. If, you said at the end of the third quarter that the LSE transaction should close, is there a chance that that transaction closes and you still might not close the OMX transaction? I mean is one conditioned on the other?

Bob Greifeld: No, the sale of the stake is done. It’s settling early next week, so I’m confident that we are going to be able to follow through with that and we’re required to pay down the debt, we obviously want to pay down the debt, so that all happens by the end of the third quarter.

Charlie Sweat: OK, thank you.

Operator: And just a reminder, that it’s star one for questions at this time; star one for questions at this time. We’ll go next to Peter Radshaw with Gartner.

Peter Radshaw: You talked about the business opportunities. I was instructed in the IT ((inaudible)) do you see opportunities for consolidating the two platforms?

Bob Greifeld: Are you talking about with DIFX and OMX, or NASDAQ?

Peter Radshaw: I’m talking about with NASDAQ platform and with …

Bob Greifeld: Definitely, and that was definitely part of the calculus that it went into the bid on May 25th. We stated that we will not have a platform that does essentially the same things, two platforms doing essentially the same things. The combined organization will have multiple platforms because we have a variety of different application problems that we’re working to solve, but the various application systems will be tied together with a common messaging bus such as Genium, with as many shared services as possible. So, we will run this as a efficiently as we have with respect to our INET and Brut acquisitions and where we were culturally aligned with OMX is that they have done tremendous work bringing leading edge technology to market while also significantly their cost footprint over the last three to four years.

Peter Radshaw: You don’t end up with one platform in the US and one platform in …

Bob Greifeld: No, we’re looking at this as a global business, and so we will have a global outlook and we’ll use the platforms accordingly.

Peter Radshaw: OK, that’s good, thank you.

Operator: And we’ll go next to James Kim with Carlyle.

James Kim: Yes, hi thanks for taking the call. I was wondering could you comment on the buy back of shares after the LSE stake is done. What form you guys would prefer, whether that’s open market or some sort of Dutch or anything like that?

Bob Greifeld: I’ll comment only on that we’re evaluating it we’ve always stated that that would be something that we’ll look at and we’re just continuing to do that.

James Kim: Thanks.

Operator: And it appears that we have no further questions at this time.

Bob Greifeld: Well, I appreciate your time and certainly getting together on short notice, as I said in the beginning, this is a win-win-win transaction for NASDAQ. The baseline, the core transaction is as it was backing May 25th. Industrial logic for that transaction is compelling and then to multiply that effect with this joint venture that will go after that will truly have a compelling value proposition in emerging markets is exciting and we feel quite wonderful about the fact that we have now basically moved forward with strong moves on our balance sheet. And as David said, some of it will happen in this quarter. So I thank you for your time and look forward to talking to you in the days to come.

Operator: Once again, that does conclude today’s call. We do appreciate your participation you may disconnect at this time.

END

Cautionary Note Regarding Forward-Looking Statements

Information set forth in this communication contains forward-looking statements, which involve a number of risks and uncertainties. The parties caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the Offer, the transactions contemplated by NASDAQ’s agreements with Bourse Dubai and OMX, the proposed business combination transaction involving NASDAQ and OMX, including estimated revenue and cost synergies, the Combined Group’s plans, objectives, expectations and intentions, the proposed uses of proceeds from the sale of the LSE stake and other statements that are not historical facts. Additional risks and factors are identified in NASDAQ’s filings with the U.S. Securities Exchange Commission (the “SEC”), including its Report on Form 10-K for the fiscal year ending December 31, 2006 which is available on NASDAQ’s website at http://www.nasdaq.com and the SEC’s website at SEC’s website at www.sec.gov. and in OMX’s filings with the Swedish Financial Supervisory Authority (Sw. Finansinspektionen) (the “SFSA”) including its annual report for 2006, which is available on OMX’s website at http://www.omxgroup.com. The parties undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Notice to OMX shareholders

While the Offer is being made to all holders of OMX shares, this document does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of OMX or an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of Nasdaq in any jurisdiction in which the making of the Offer or the acceptance of any tender of shares therein would not be made in compliance with the laws of such jurisdiction. In particular, the Offer is not being made, directly or indirectly, in or into Australia, Canada, Japan or South Africa. While NASDAQ reserves the right to make the Offer in or into the United Kingdom or any other jurisdiction pursuant to applicable exceptions or following appropriate filings and prospectus or equivalent document publication by NASDAQ in such jurisdictions, pending such filings or publications and in the absence of any such exception the Offer is not made in any such jurisdiction.

Additional Information About this Transaction

On August 7, 2007, NASDAQ filed with the SEC a Registration Statement on Form S-4 that includes a preliminary proxy statement of NASDAQ that also constitutes a prospectus of NASDAQ. Investors and security holders are urged to read the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus when it becomes available, as well as other applicable documents regarding the proposed business combination transaction , because those documents contain, or will contain, important information. You may obtain a free copy of those documents and other related documents filed by NASDAQ with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus and the other documents may also be obtained for free by accessing NASDAQ’s website at http://www.nasdaq.com and OMX’s website at http://www.omxgroup.com.

NASDAQ and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NASDAQ stockholders in respect of the transactions described in this communication. You can find information about NASDAQ’s executive officers and directors in NASDAQ’s definitive proxy statement filed with the SEC on April 20, 2007. You can obtain free copies of these documents and of the proxy statement prospectus from NASDAQ by accessing NASDAQ’s website at http://www.nasdaq.com. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.